Exhibit 8.1

8.1 List of subsidiaries

•	Itaipu, Itaipu Binacional

•	Light Participações S.A.

•	Ceron, Companhia Energética Rondônia S.A.

•	Eletroacre, Companhia de Eletricidade do Acre

•	Ceal: Companhia Energética de Alagoas

•	Cepisa, Companhia Energética do Piauí

•	Eletronorte, Centrais Elétricas do Norte do Brasil S.A.

•	Chesf, Companhia Hidro Elétrica do São Francisco

•	Furnas, Furnas Centrais Elétricas S.A.

•	Eletronuclear, Eletrobrás Termonuclear S.A.

•	Eletrosul, Eletrosul Centrais Elétricas S.A.

•	CGTEE, Companhia de Geração Térmica de Energia Elétrica

•	Cepel, Centro de Pesquisas de Energia Elétrica

•	Manaus Energia S.A.